UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

WHITESTONE REIT

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

966084204

(CUSIP Number)

March 28, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 966084204	13-G/A	Page 2 of 6

1	NAME OF REPORTING PERSON MCB PR Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

2,490,000 shares, all of which are directly owned by MCB PR Capital LLC, a Delaware limited liability company (“MCB”).

MCB Acquisitions Manager LLC, a Maryland limited liability company (“Acquisitions”) is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER See response to row 6.

9	AGGREGATE AMOUNT BENEFICIALLY OWND BY EACH REPORTING PERSON 2,490,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.98% (See Item 4)
12	TYE OF REPORTING PERSON OO

CUSIP NO. 966084204	13-G/A	Page 3 of 6

1	NAME OF REPORTING PERSON MCB Acquisitions Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

2,490,000 shares, all of which are directly owned by MCB PR Capital LLC, a Delaware limited liability company (“MCB”).

MCB Acquisitions Manager LLC, a Maryland limited liability company (“Acquisitions”) is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER See response to row 6.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,490,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.98% (See Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 966084204	13-G/A	Page 4 of 6

1	NAME OF REPORTING PERSON P. David Bramble
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

2,490,000 shares, all of which are directly owned by MCB PR Capital LLC, a Delaware limited liability company (“MCB”).

MCB Acquisitions Manager LLC, a Maryland limited liability company (“Acquisitions”) is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER See response to row 6.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,490,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.98% (See Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 966084204	13-G/A	Page 5 of 6

This Amendment No. 1 (this “Amendment No. 1”) amends and restates Items 4 and 5 of the statement on Schedule 13G originally filed by the Reporting Persons on February 7, 2024 (the "Original Schedule 13G" and, together with the Original Schedule 13G, the “Schedule 13G”), in its entirety, with respect to the Common Stock, par value $0.001 per share, of Whitestone REIT (the “Company”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G.

This Amendment No. 1 constitutes an “exit filing” for the Reporting Persons.

ITEM 4.

OWNERSHIP

The information required for each Reporting Person by Item 4 is set forth in Rows 5 - 11 on pages 2, 3 and 4 of this Amendment No. 1 and is incorporated herein by reference, respectively, for each Reporting Person.

The information with respect to the percentage of the outstanding shares of Common Stock of the Issuer beneficially owned by each Reporting Person is calculated based on the last reported outstanding share information for the Issuer from its Annual Report on Form 10-K for the year ended December 31, 2023.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP NO. 966084204	13-G/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2024
(Date)

/s/ P. David Bramble

David Bramble, Individually, and

On behalf of MCB Acquisitions Manager LLC, as the sole member of MCB Acquisitions Manager LLC

On behalf of MCB PR Capital LLC, as the sole manager of MCB PR Capital LLC